UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SpiderRock EXS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd, Suite 1210
(No. and Street)

Chicago	**IL**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Papa **312-256-9605**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13010831

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Papa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

OFFICIAL SEAL
GRAHAM BRYAN
Notary Public - State of Illinois
My Commission Expires Dec 3, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
SpiderRock EXS, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 22, 2013

SpiderRock EXS, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	321,595
Platform usage fees receivable		141,066
Deposit with clearing broker		50,000
Furniture, equipment and software, net		75,706
Other assets		60,528
Total assets	$	648,895
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses,		
Total liabilities	$	51,664
Member's equity		597,231
Total liabilities and member's equity	$	648,895

See Notes to Financial Statement.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: SpiderRock EXS, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a provider for trading programs, software and connectivity for order entry. The Company changed its market maker registration to a floor broker status with the Chicago Board Options Exchange, Inc. on October 31, 2011. With the change in registration status, the Company also changed its clearing arrangement from MF Global Inc. to NewEdge USA LLC. During 2011, the Company started the registration process with the Financial Industry Regulatory Authority (FINRA) and is awaiting final approval. The Company has no customers and does not provide any clearing or settlement services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Platform usage fees receivable: Receivables for platform usage fees are stated at the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment and software: Furniture, equipment and software are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Revenue recognition: Platform usage fees and order flow revenue are recorded on the accrual method.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a limited liability company and not subject to federal income tax. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Note 2. Furniture, Equipment and Software

At December 31, 2012, the Company had furniture, equipment and software as follows:

Equipment	$	136,144
Software		42,892
Service Contract		8,171
Furniture		7,508
		194,715
Less accumulated depreciation		(119,009)
	$	75,706

Note 3. Related-Party Transactions

SpiderRock Trading, LLC, (SRT) an entity affiliated by common ownership, provides administrative services and pays certain direct operating expenses incurred by the Company under a Management Fee Agreement. On July 1, 2012, the Company terminated this Management Fee Agreement and entered into a new agreement with SRT.

The new agreement between the Company and SRT was effective on July 1, 2012 and establishes an expense sharing arrangement between the entities. Pursuant to the terms of the expense sharing arrangement, SRT pays the Company one fourth of the Company's rent expense.

The Company provides trading programs, software and connectivity to entities affiliated through common ownership.

Note 4. Lease Commitments

The Company leases office space under noncancelable operating lease agreements. A security deposit of $60,528 was also required as part of this lease agreement and such amount is included in other assets on the statement of financial condition. At December 31, 2012, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2013	$	82,515
2014		84,067
2015		85,619
2016		87,171
2017		88,464
	$	427,836

Note 5. Member's Equity

On October 1, 2012, the Company amending its Operating Agreement and the members of the Company transferred their equity capital of $1,004,124 to SpiderRock Holdings, LLC. Pursuant to the second amended and restated Operating Agreement of the Company, SpiderRock Holdings, LLC is now the sole member of the Company. No additional capital was contributed to the Company.

Note 6. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 7. Customer Concentration

For the year ended December 31, 2012, the Company had four major customers.

Note 8. Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and a ratio of aggregate indebtedness to net capital, not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $431,756 which was $331,756 in excess of its required net capital of $100,000. At December 31, 2012, the Company's net capital ratio was 0.12 to 1. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to, among other things, the minimum net capital requirements and certain notification requirements.